UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ( ) Form 10-KSB ( ) Form 20-F ( ) Form 11-K (X ) Form 10-QSB ( ) Form N-SAR

For Period Ending: September 30, 2001
( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR
For the Transition Period Ended:_______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SGI International______________________________________________________
Full Name of Registrant

Not Applicable_______________________________________________________
Former Name if Applicable

1200 Prospect Street, Suite 325___________________________________________
Address of Principal Executive Office (Street and Number)

La Jolla, CA 92037____________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete a timely presentation of its Quarterly Report, on Form 10-QSB, for the period ended September 30, 2001. As a result of the occurrences on September 11, 2001, financing which would have continued funding the company did not occur. Shortly thereafter, an anticipated transaction with a large utility collapsed, making additional financing unavailable. The combination of these events caused a reduction in the company's staff, impacting its ability to get all accounting records timely prepared. The 10-QSB is currently being made ready and can be filed if a five day extension is provided, pursuant to Rule 12b-25 (b) (2) (ii); the report can not otherwise be timely filed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

George Donlou (Name)	(858) (Area Code)	551-1090 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (X) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects significant changes in its results of operations for the fiscal year ended September 30, 2001, compared to the fiscal year ended September 30, 2000. Some of these changes occurred in the financing of the Company due to the disruption of the financial markets which occurred on or after September 11, 2001, and due to the collapse of negotiations concerning a financial transaction with a large utility which occurred at the end of September. Anticipated unaudited condensed financial information for these periods is presented below. The changes from 2000 to 2001 reflect decreased revenues from the Registrants automated assembly segment primarily due to the economic down turn in the economy, the events of September 11, and marketing problems associated with the market value of the parent company's stock. The changes also reflect an increase of approximately $790,000 of non-cash interest charges. The charges are associated with the amortization of an imputed beneficial conversion feature on various convertible notes payable, primarily issued in 2001.

STATEMENT OF OPERATIONS	Nine Months Ended 09/30/01	Nine Months Ended 09/30/00

Revenues	3,118,671	3,954,131
Loss from Operations	(3,584,317)	(3,813,193)
Loss before minority interest	(5,049,985)	(4,544,810)
Net Loss	(5,047,817)	(4,532,426)
Loss per common share - basic	$(0.06)	$(0.07)

SGI INTERNATIONAL
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : November 14, 2001	By: /s/ Michael L. Rose_____________ President and CEO

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)